Allianz Life Insurance Company of New York

 STEWART GREGG
 Managing Senior Securities Counsel
 Corporate Legal
 5701 Golden Hills Drive
 Minneapolis, MN  55416-1297

 Telephone:  763-765-2913
 Telefax:       763-765-6355
 stewart.gregg@allianzlife.com
 www.allianzlife.com

July 30, 2008

Ms. Allison White
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:Allianz Life Insurance Company of New York
   Allianz Life Variable Account C
   Post Effective Amendment No. 5
   Registration Statement Nos. 333-143195 and 811-05716

Dear Ms. White:

We received oral comments from you on July 25, 2008 with respect to Registrant's above-referenced Post Effective Amendment No. 5 to Registration Statement Nos. 333-143195 and 811-05716. This letter and the attached redlined prospectus pages respond to your comments. All page numbers in the comments refer to the courtesy copy sent to you on June 16, 2008.

PROSPECTUS

1.    FEE TABLE - SEPARATE ACCOUNT ANNUAL EXPENSES (PAGE 6)

COMMENTS:

(a). For the Lifetime Plus 8 Benefit, move the language from the table regarding the reduction in the M&E charge once Lifetime Plus Payments begin to a footnote.

(b). If the Investment Options have any redemption fees, please add a footnote to the table referencing the range of such fees and add a cross reference to the narrative discussion of these fees to that footnote.

RESPONSES:

(a). We added the following footnotes to the Separate Account Annual expense table.

      (16) On the Benefit Date that Lifetime Plus Payments begin, the current M&E charge reduces to 0.70%, and the maximum potential M&E charge reduces to 1.50%.

      (17) On the Benefit Date that Lifetime Plus Payments begin, the current M&E charge reduces to 0.85%, and the maximum potential M&E charge reduces to 1.65%.

      Please note that we also added the following as the last row in the table pursuant to comments previously received on June 20, 2008 in regards to the Vision Annuity Prospectus (Post Effective Amendment No. 8 to Registration Statement Nos. 333-139701 and 811-05618):



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
          NOTE FOR CONTRACTS WITH A LIFETIME PLUS BENEFIT THAT ALSO INCLUDE THE CUMULATIVE WITHDRAWAL BENEFIT: There is no additional charge or fee for the Cumulative Withdrawal Benefit.

(b). None of the Investment Options currently assess a redemption fee. Therefore we have not added the requested footnote or cross reference.

2. SECTION 4, INVESTMENT OPTIONS - DOLLAR COST AVERAGING (DCA) PROGRAM (PAGES 29-30)

COMMENTS:

(a). Please add the word "the" to the following sentence in the fourth paragraph as indicated.

          If we do not process your program participation request before the first day of the month, then the first DCA transfer will not occur until the tenth day of the next month.

(b). Please revise the text in the following bullet points to clarify when the DCA program terminates.

         o The Benefit Date that you begin receiving Lifetime Plus
            Payments if your Contract includes the Lifetime Plus Benefit or Lifetime Plus 8 Benefit.
         o Contract termination.

      Please also change the period to a colon in the following sentence.

          Your participation in the program will end when any of the following occurs.

RESPONSES:

(a).  We revised the sentence in the fourth paragraph as requested.

(b).  We revised the text in the following bullet points as follows.

         o you begin receiving Lifetime Plus Payments (on the Benefit
            Date) if your Contract includes the Lifetime Plus Benefit or Lifetime Plus 8 Benefit;
         o your Contract terminates.

      We also changed the period to a colon in the above mentioned sentence as requested.

3.    SECTION 11, SELECTION OF OPTIONAL BENEFITS (PAGES 49-50)

COMMENTS:

(a). Please revise the last bullet point on page 49 regarding the Lifetime Plus Benefit and Lifetime Plus 8 Benefit to clarify the differences between the two benefits and why someone would choose one benefit over the others. The last two sentences are especially unclear. Please also bold the fourth sentence.

(b). Please include a chart that compares the Target Date Retirement Benefit with the two Lifetime Plus Benefits. Include information about payout rates, payout dates, age restrictions, reset options, etc. Also indicate why you would choose one benefit over another.



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
RESPONSES:

(a). We revised the last bullet point on page 49 regarding the Lifetime Plus Benefit and Lifetime Plus Benefit to read as follows.

         o LIFETIME PLUS BENEFIT AND LIFETIME PLUS 8 BENEFIT. These benefits are designed for those who want lifetime income (called Lifetime Plus Payments) and continued access to both Contract Value and a death benefit for a period of time, as opposed to Annuity Payments that provide higher periodic lifetime income payments but eliminate both your Contract Value and death benefit. The Lifetime Plus Benefit has a higher Lifetime Plus Payment percentage than what is available under the Lifetime Plus 8 Benefit and offers the ability to begin payments before age 65. The Lifetime Plus 8 Benefit offers the maximum potential initial payment but the simple interest increases do not begin until age 60 and you must wait to begin payments until age 65. If you select one of these benefits we will restrict your ability to make allocations to, and transfers between, the Investment Options. Variable Annuity Payments are not subject to these restrictions. These benefits do not guarantee the performance of any Investment Option. To begin Lifetime Plus Payments you must meet certain age requirements. IF YOU DO NOT BEGIN RECEIVING LIFETIME PLUS PAYMENTS DURING THIS ELIGIBILITY PERIOD, YOUR BENEFIT WILL TERMINATE AND YOU WILL HAVE INCURRED HIGHER CONTRACT CHARGES WITHOUT RECEIVING ANY ADVANTAGE FROM YOUR SELECTED BENEFIT. Lifetime Plus Payments received before your Contract Value is reduced to zero will be treated as withdrawals for tax purposes. This means that, for Non-Qualified Contracts, GAINS FROM THE ENTIRE CONTRACT ARE CONSIDERED TO BE DISTRIBUTED FIRST AND ARE SUBJECT TO ORDINARY INCOME TAX.

(b). We added the following chart to the end of this section and added a cross reference to this table immediately after the bullet point for the two Lifetime Plus Benefits that appears at the beginning of this section.

            The following table outlines the primary differences between the Target Date Retirement Benefit and the two Lifetime Plus Benefits. The Target Date Retirement Benefit provides a future guarantee on Contract Value that you can walk away with, but has restrictions on how you can invest your money. The Lifetime Plus Benefits provide lifetime income and continued access to both Contract Value and a death benefit for a period of time, and they restrict how you can invest your money. However, the restrictions on investments under the Target Date Retirement Benefit are more limiting than the restrictions under the Lifetime Plus Benefits. The fees for the Lifetime Plus Benefits are also higher than the fee for the Target Date Retirement Benefit.



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

                 PRIMARY DIFFERENCES BETWEEN THE TARGET DATE RETIREMENT BENEFIT AND THE TWO LIFETIME PLUS BENEFITS
              TARGET DATE  LIFETIME PLUS  LIFETIME PLUS 8 BENEFIT
              RETIREMENT      BENEFIT
                BENEFIT
BENEFIT'S    A future      Lifetime       Same as the Lifetime Plus Benefit.
FEATURE      guarantee of  income with
             Contract      access to both
             Value.        Contract Value
                           and a death
                           benefit.
PERSON ON    The Owner.    The Covered    Same as the Lifetime Plus Benefit.
WHOM WE BASE               Person(s), who
THE BENEFIT                must either be
                           Owners,
                           Annuitant or
                           Beneficiaries.
M&E CHARGE   0.40%, which  0.70% for      0.80% for single Lifetime Plus Payments, and 0.95% for joint; this decreases to equal the
FOR THE      is less than  single         Lifetime Plus Benefit charge once Lifetime Plus Payments begin.
BENEFIT      the fee for   Lifetime Plus
             either of the Payments, and
             Lifetime Plus 0.85% for
             Benefits.     joint.
CAN THE M&E  No.           Yes, under     Yes, but the circumstances are different than those for the Lifetime Plus Benefit.
CHARGE                     certain
INCREASE?                  circumstances.
INVESTMENT   Yes, but      Yes, but the   Same as the Lifetime Plus Benefit.
OPTION       compared to   restrictions
ALLOCATION   the           are set when
AND TRANSFER restrictions  the benefit is
RESTRICTIONS for the two   added to the
             Lifetime Plus Contract and
             Benefits      they will not
             these         change over
             restrictions  time.
             are more
             limiting and
             will change
             over time.
WAITING      Minimum of    None if        None if minimum age for exercising is met at the time you select the benefit (must be at
PERIOD       seven years.  minimum age    least age 65, and cannot be age 91 or older).
                           for exercising
                           is met at the
                           time you
                           select the
                           benefit (must
                           be at least
                           age 50, and
                           cannot be age
                           91 or older).
MANDATORY    Yes.          No. If         Same as the Lifetime Plus Benefit.
BEGINNING                  payments do
DATE                       not begin
                           during the
                           eligibility
                           period the
                           benefit will
                           terminate.
GUARANTEED   The highest   We base the    We base the initial Lifetime Plus Payment on the greater of the highest quarterly Contract
VALUES USED  annual        initial        Value, or a 2% SIMPLE QUARTERLY INTEREST applied to the 8% Annual Increase for a period of
TO DETERMINE Contract      Lifetime Plus  up to 20 years BEGINNING AT AGE 60. The interest period is potentially much longer than
THE          Value, which  Payment on the what is available under the Lifetime Plus Benefit, however the simple interest increases
BENEFIT'S    is less than  greater of the may not begin immediately depending on your age when you select the benefit. We
FEATURES     what is       highest        automatically reset the portion of the guarantee based on simple interest during the
             potentially   quarterly      entire period that we calculate the 8% Annual Increase and not just during the Increase
             available     Contract       Period. Resets eliminate all previous simple interest based guarantees.
             under either  Value, or a 5%
             of the        annual
             Lifetime Plus increase
             Benefits.     applied to
                           Purchase
                           Payments
                           received
                           within the
                           first ten
                           years. We
                           automatically
                           reset the
                           portion of the
                           guarantee
                           based on the
                           annual
                           increase to
                           equal the
                           Contract Value
                           if that will
                           provide a
                           larger
                           potential
                           guarantee.
                           Resets
                           eliminate any
                           previous
                           increase based
                           guarantees. If
                           you opt out of
                           automatic
                           resets, manual
                           resets are
                           still
                           available to
                           you.
                           Also the
                           Lifetime Plus
                           Payment
                           percentage is
                           greater than
                           the percentage
                           available
                           under the
                           Lifetime Plus
                           8 Benefit.


4.    SECTION 11.B, THE LIFETIME PLUS BENEFITS (PAGES 54-72)

COMMENT:

The Cumulative Withdrawal Benefit is first mentioned in the third full paragraph of this section. Please add a cross reference to this paragraph indicating the section where this benefit is discussed in more detail.



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
RESPONSE:

We added the following cross reference to the end of this paragraph.

      For more information regarding the Cumulative Withdrawal Benefit, please see the "Lifetime Plus Payments - The Cumulative Withdrawal Benefit" discussion later in this section.

5.SECTION 11.B, THE LIFETIME PLUS BENEFITS - LIFETIME PLUS PAYMENTS - THE CUMULATIVE WITHDRAWAL BENEFIT (PAGES 62-63)

COMMENT:

Please include information regarding when and how an Owner can select the Cumulative Withdrawal Benefit and also state that there are no additional fees for this benefit.

RESPONSE:

We added a new first paragraph to this section that reads as follows.

      The Cumulative Withdrawal Benefit is not a separate benefit that you can select. It is automatically part of the Lifetime Plus 8 Benefit, and we are also adding it to the Lifetime Plus Benefit. Owners that select the Lifetime Plus Benefit and have a rider effective date of September 22, 2008 and later will automatically receive this benefit as part of their rider. In addition, we will send Owners that selected the Lifetime Plus Benefit and have a rider effective date that is before September 22, 2008 a new version of the rider containing the Cumulative Withdrawal Benefit.
      NOTE: The Cumulative Withdrawal Benefit does not reduce or remove any of features of the Lifetime Plus Benefit or Lifetime Plus 8 Benefit. Also, there is no additional fee or charge for the Cumulative Withdrawal Benefit.

6.SECTION 11.B, THE LIFETIME PLUS BENEFITS - AUTOMATIC ANNUAL PAYMENT INCREASES TO THE LIFETIME PLUS PAYMENTS (PAGES 63-67)

COMMENTS:

(a). In the third paragraph of this section, please clarify the following sentences and resolve any conflict with the Example of the Annual Payment Increase that appears on the next page.

            INCREASES TO YOUR ANNUAL MAXIMUM LIFETIME PLUS PAYMENT WILL NOT APPLY TO THE ACTUAL LIFETIME PLUS PAYMENT YOU RECEIVE IF YOU CHOOSE TO RECEIVE LESS THAN THE ANNUAL MAXIMUM LIFETIME PLUS PAYMENT TO WHICH YOU ARE ENTITLED. If your actual Lifetime Plus Payment is less than your maximum, your actual Lifetime Plus Payment percentage will not increase, but the dollar amount you receive may increase. For example, you request to receive 80% of your maximum payment as your actual payment; which produces an annual actual Lifetime Plus Payment of $800. If your maximum payment increases by 10%, your actual payment percentage will remain at 80%, but you will now receive $880.

(b). In the table for the "Example of the Effect of an Excess Withdrawal on the Lifetime Plus Payment," the annual maximum/actual Lifetime Plus Payment amount on the fourth Benefit Anniversary of $4,678.26 does not match the number in the third bullet point ($4,669.86).

(c). In the second bullet point under the table for the "Example of the Effect of an Excess Withdrawal on the Lifetime Plus Payment," verify whether the computation for the withdrawal charge should be a division or a multiplication.

(d). In the third bullet point under the table for the "Example of the Effect of an Excess Withdrawal on the Lifetime Plus Payment," please state how the 3% withdrawal charge is calculated and why the withdrawal charge is not a straight calculation of 3%. Also indicate whether the free withdrawal privilege interacts with this calculation.



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
RESPONSES:

(a). We revised the sentences in the third paragraph of this section to read as follows, which resolves any conflict with the Example of the Annual Payment Increase that appears on the next page.

            IF YOUR ANNUAL ACTUAL LIFETIME PLUS PAYMENT IS LESS THAN THE ANNUAL MAXIMUM YOU ARE ENTITLED TO, AN AUTOMATIC ANNUAL INCREASE TO YOUR ANNUAL MAXIMUM LIFETIME PLUS PAYMENT MAY NOT INCREASE THE ACTUAL LIFETIME PLUS PAYMENT YOU RECEIVE. If you request payments be made to you in a dollar amount, any automatic annual payment increase does not increase your actual Lifetime Plus Payment. If you request payments be made to you in a percentage, any automatic annual payment increase will increase the dollar amount of your actual Lifetime Plus Payment, but it does not increase your requested percentage. For example, you request an annual actual Lifetime Plus of 80% of your annual maximum; which produces an annual actual Lifetime Plus Payment of $800. If your annual maximum Lifetime Plus Payment increases by 10%, your actual annual payment percentage will remain at 80%, but you will now receive an annual actual Lifetime Plus of $880. If instead you request an annual actual Lifetime Plus Payment of $800, and your annual maximum Lifetime Plus Payment increases by 10%, your actual annual payment remains at $800.

(b). In the table for the "Example of the Effect of an Excess Withdrawal on the Lifetime Plus Payment," we corrected the annual maximum/actual Lifetime Plus Payment amount on the fourth Benefit Anniversary to match the number in the third bullet point, which is $4,669.86.

(c). In the second bullet point under the table for the "Example of the Effect of an Excess Withdrawal on the Lifetime Plus Payment," the computation for the withdrawal charge should be a division because it is a partial withdrawal and we revised this bullet point to indicate that. An example of how we calculate the withdrawal charge for a partial withdrawal also appears in the example in section 6, Expenses - Withdrawal Charge, and in Appendix H - Withdrawal Charge Examples.

(d). In the third bullet point under the table for the "Example of the Effect of an Excess Withdrawal on the Lifetime Plus Payment," the 3% withdrawal charge is calculated as stated in the second bullet point and, as indicated in our response to comment 6.c, it is not a straight calculation of 3% because it is a partial withdrawal. The free withdrawal privilege is not included in this calculation because it is not available on or after the Benefit Date, as stated in footnote 1 to the Fee Tables, and in section 9, Access to Your Money - Free Withdrawal Privilege. We added disclosure to the second bullet point to indicate that the free withdrawal privilege is not available, and we added text to the third bullet point indicating that the withdrawal charge is calculated in the second bullet point. The revised second and third bullet points now read as follows.

         o The remainder of the withdrawal ($8,820 - $3,640 = $5,180) is an Excess Withdrawal. We do not reduce the Excess Withdrawal for the free withdrawal privilege because it is not available once Lifetime Plus Payments have begun. The Excess Withdrawal is a partial withdrawal and is subject to a 3% withdrawal charge, which we calculate as $5,180 / (1 - 0.03) = $5,180 / 0.97 = $5,340.21. The
            Excess Withdrawal and the withdrawal charge also reduce the Contract Value on a dollar for dollar basis
            ($94,360 - $5,340.21 = $89,019.79). As a percentage of Contract
            Value, the Excess Withdrawal (including the withdrawal charge) represents 5.66% of Contract Value ($5,340.21 / $94,360 = 5.66%).

         o On the fourth Benefit Anniversary your Contract Value has decreased and you have not crossed an age band since the last Benefit Anniversary so your annual payment percentage has not increased. Therefore you will not receive an annual increase to your annual maximum Lifetime Plus Payment on this anniversary. However, we will reduce your annual maximum Lifetime Plus Payment for the Excess Withdrawal you took during the fourth Benefit Year. We calculate your annual maximum Lifetime Plus Payment on the fourth Benefit Anniversary as follows: the annual maximum Lifetime Plus Payment from the third Benefit Anniversary reduced by the 5.66% of Contract Value withdrawn



                                                     AZL-Vision NY (9-22-08) - 6
            as an Excess Withdrawal during the fourth year (including the withdrawal charge we calculated in the previous bullet point), which is $4,950 - (5.66% x $4,950) = $4,950 - $280.14 = $4,669.86. Because
            your actual payment is equal to the maximum Lifetime Plus Payment for the fifth year, your actual Lifetime Plus Payment also reduces to $4,669.86 and your Cumulative Withdrawal Value will remain at zero.

7.SECTION 11.B, THE LIFETIME PLUS BENEFITS - THE 8% ANNUAL INCREASE UNDER THE LIFETIME PLUS BENEFIT (PAGES 69-70)

COMMENTS:

(a). Please clarify if the Increase Period is different than the period during which you calculate the 8% Annual Increase.

(b). Please clarify that the benefit provides a 2% quarterly increase in Contract Value and not an 8% quarterly increase.

RESPONSES:

(a). The Increase Period is different than the period during which we calculate the 8% Annual Increase. As detailed in the paragraph immediately following the second bullet point in this section, and in Appendix G - Calculations and Examples of the 8% Annual Increase Under the Lifetime Plus Benefit, the Increase Period is the period during which we apply the 2% quarterly simple interest rate increase, which lasts a maximum of 20 years. The Increase Period begins on the first Quarterly Anniversary after Increase Start Date, which is the Contract Anniversary that occurs on or after the sole Covered Person's 60th birthday, or the younger joint Covered Person's 65th birthday. The Increase Start Date may be the rider effective date if these age restrictions are met at that time. The Increase Period ends on the earlier of the Contract Anniversary that occurs 20 years after the Increase Start Date, or the Benefit Date that Lifetime Plus Payments begin. However, we will calculate the 8% Annual Increase from the Lifetime Plus 8 Benefit rider effective date until the earlier of the older Covered Person's 91st birthday, or the Benefit Date on which Lifetime Plus Payments begin. On each Quarterly Anniversary during the entire period we calculate the 8% Annual Increase if the Contract Value is greater than the 8% Annual Increase we will "reset" it to equal the Contract Value. Resets may occur before, during and after the Increase Period.

(b).  We revised the first and second bullet points in this section as follows.

         o during the Increase Period the 8% Annual Increase will at least equal total Purchase Payments, increased at a simple quarterly interest rate of 2% on each Quarterly Anniversary; and
         o before and after the Increase Period the 8% Annual Increase will not receive the simple quarterly interest rate increase. However, we calculate the 8% Annual Increase before, during and after the Increase Period, and it may also increase due to a reset when the Contract Value is greater, as described below.

      We also made these revisions to the third and fourth bullet points.

8.SECTION 11.B, THE LIFETIME PLUS BENEFITS - TAXATION OF LIFETIME PLUS PAYMENTS (PAGE 78)

COMMENTS:

(a).  Please revise the following sentence as indicated.

            This means that, for Non-Qualified Contracts, GAINS FROM THE ENTIRE CONTRACT ARE CONSIDERED TO BE DISTRIBUTED FIRST AND ARE SUBJECT TO ORDINARY INCOME TAX.

(b). Please add the bolded disclosure from comment 8.(a) to the first paragraph on page 54.



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
RESPONSES:

(a).  We revised the sentence as requested.

(b).  We revised the first paragraph on page 54 to read as follows.

            The Lifetime Plus Benefit and Lifetime Plus 8 Benefit are designed for those who want lifetime income and continued access to both Contract Value and a death benefit for a period of time, as opposed to Annuity Payments that provide higher periodic lifetime income payments but eliminate both your Contract Value and death benefit. Lifetime Plus Payments received before your Contract Value is reduced to zero will be treated as withdrawals for tax purposes. This means that, for Non-Qualified Contracts, GAINS FROM THE ENTIRE CONTRACT ARE CONSIDERED TO BE DISTRIBUTED FIRST AND ARE SUBJECT TO ORDINARY INCOME TAX. These benefits are available with the other optional benefits as discussed in section 11, Selection of Optional Benefits.

9.APPENDIX G, CALCULATIONS AND EXAMPLE OF THE 8% ANNUAL INCREASE UNDER THE LIFETIME PLUS 8 BENEFIT (PAGES 107-109)

COMMENT:

In the second bullet point of the "Example of the 8% Annual Increase," the Contract Value of $93,827 does not match what is in the preceding table.

RESPONSES:

We revised the second bullet point of the "Example of the 10% Annual Increase," so that the Contract Value reflects the value of $98,327 which is in the preceding table.



Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,



Allianz Life Insurance Company of New York





By:  /s/ Stewart D. Gregg
            Stewart D. Gregg


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